The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 5, 2023

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 2-I dated April 13, 2023	Registration Statement Nos. 333-270004 and 333-270004-01 Dated July , 2023 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate due January 8, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of at least 15.25% if the British pound sterling (the “Reference Currency”) depreciates or remains flat relative to the U.S. dollar from its Strike Value to its Final Value and the 2-Year British Pounds Sterling SONIA ICE Swap Rate (the “ICE Swap Rate”) increases or remains flat from its Strike Value to its Final Value. Investors should be willing to forgo interest payments, while seeking full repayment of principal at maturity.
•	The notes are not traditional fixed income securities. Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend, in part, on the performance of the ICE Swap Rate. If the ICE Swap Rate decreases from its Strike Value to its Final Value, you will receive only the principal amount of your notes at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Currency:	The British pound sterling (GBP)
Base Currency:	The U.S. dollar (USD)
Reference Rate:	The 2-Year British Pounds Sterling SONIA ICE Swap Rate (Bloomberg Screen Page: BPISDS02) (the “ICE Swap Rate”), determined as set forth under “What Is the 2-Year British Pounds Sterling SONIA ICE Swap Rate?” in this pricing supplement
Payment at Maturity:

If the Final Value of the Reference Currency is less than or equal to the Strike Value of the Reference Currency (i.e., the Reference Currency depreciates or remains flat relative to the U.S. dollar from its Strike Value to its Final Value) and the Final Value of the ICE Swap Rate is greater than or equal to the Strike Value of the ICE Swap Rate, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return. Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If the Final Value of the Reference Currency is greater than the Strike Value or the Final Value of the ICE Swap Rate is less than the Strike Value of the ICE Swap Rate, you will receive only the principal amount of your notes at maturity.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Contingent Digital Return:	At least 15.25%, which reflects the maximum return on the notes. Accordingly, assuming a Contingent Digital Return of 15.25%, the maximum payment at maturity per $1,000 principal amount note is $1,152.50. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.25%.
Strike Value:

With respect to the Reference Currency, 1.2074, which is 95% of an exchange rate of the British pound sterling relative to the U.S. dollar, expressed as a number of U.S. dollars per one British pound sterling, determined by reference to certain intraday exchange rates of the British pound sterling relative to the U.S. dollar on the Strike Date and, with respect to the ICE Swap Rate, 6.073%, which is 0.25% above the six-month at-the-money forward rate of the 2-Year British Pounds Sterling SONIA ICE Swap Rate determined by reference to certain intraday six-month at-the-money forward rates of the 2-Year British Pounds Sterling SONIA ICE Swap Rate on the Strike Date.

We and our affiliates are under no obligation to consider your interests as a holder of the notes in making any determinations in connection with setting the Strike Values. The Strike Value of the Reference Currency is not determined by reference to the Spot Rate on the Strike Date or Pricing Date, and the Strike Value of the ICE Swap Rate is not determined by reference to the Reference Rate on the Strike Date or Pricing Date. See “Risk Factors — Risks Relating to Conflicts of Interest — Potential Conflicts” in this pricing supplement for more information.

Final Value:	With respect to the Reference Currency, the Spot Rate on the Observation Date and, with respect to the ICE Swap Rate, the Reference Rate on the Observation Date
Strike Date:	June 30, 2023
Pricing Date:	On or about July 5, 2023
Original Issue Date:	On or about July 10, 2023 (Settlement Date)
Observation Date†:	January 3, 2024
Maturity Date††:	January 8, 2024
CUSIP:	48133WE53
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” in the accompanying product supplement and subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement
††	Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $5.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

If the notes priced today, the estimated value of the notes would be approximately $983.70 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $980.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000121390023029567/ea151907_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 13, 2023: http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is London, United Kingdom) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of U.S. dollars per one British pound sterling and is equal to the U.S. dollar per one British pound sterling exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page USDGBPFIXM=WM (or any successor page) at approximately 10:00 a.m., New York City time, on that day.

Supplemental Terms of the Notes

The Observation Date is a Determination Date for purposes of the accompanying product supplement and is subject to postponement under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes linked to a Single Reference Currency Relative to a Single Base Currency” in the accompanying product supplement. If, however, the Observation Date is so postponed, the Final Value of the ICE Swap Rate will be determined on the originally scheduled Observation Date, as described below.

With respect to any day, the Reference Rate refers to the rate for British pounds sterling swaps with a designated maturity of 2 years, referencing the Sterling Overnight Index Average (“SONIA”) (compounded in arrears for twelve months using standard market conventions), that appears on the Bloomberg Screen BPISDS02 Page at approximately 11:00 a.m., London time, on that day, as determined by the calculation agent, provided that, if no such rate appears on the Bloomberg Screen BPISDS02 Page on that day at approximately 11:00 a.m., London time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for British pounds sterling swaps referencing SONIA, will determine the Reference Rate for that day in its sole discretion.

“Bloomberg Screen BPISDS02 Page” means the display designated as the Bloomberg screen “BPISDS02” or such other page as may replace the Bloomberg screen “BPISDS02” on that service or such other service or services as may be nominated for the purpose of displaying rates for British pounds sterling swaps referencing SONIA by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating rates for British pounds sterling swaps referencing SONIA in the event IBA or its successor no longer does so.

JPMorgan Structured Investments —	PS-1
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

Notwithstanding the two immediately foregoing paragraphs:

(i)	If the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for British pounds sterling swaps referencing SONIA has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States or the United Kingdom (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate; and
(ii)	If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States or the United Kingdom (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day and Observation Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for British pounds sterling swaps referencing SONIA, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

JPMS, one of our affiliates, will act as the calculation agent for the notes. We may appoint a different calculation agent, including ourselves or another affiliate of ours, from time to time after the date of this pricing supplement without your consent and without notifying you.  See “General Terms of Notes — Calculation Agent” in the accompanying product supplement.

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency. The Spot Rate is expressed as the number of U.S. dollars per one British pound sterling.

With respect to the Reference Currency, an increase from the Strike Value to the Final Value means that the British pound sterling has appreciated / strengthened relative to the U.S. dollar from the Strike Value to the Final Value.  This means that it would take more U.S. dollars to purchase one British pound sterling on the Observation Date than it did on the Strike Date at the Strike Value.  Viewed another way, one U.S. dollar could purchase fewer British pounds sterling on the Observation Date than it could on the Strike Date at the Strike Value.

Conversely, a decrease from the Strike Value to the Final Value means that the British pound sterling has depreciated / weakened relative to the U.S. dollar from the Strike Value to the Final Value.  This means that one U.S. dollar could purchase more British pounds sterling on the Observation Date than it could on the Strike Date at the Strike Value.  Viewed another way, it would take fewer U.S. dollars to purchase one British pound sterling on the Observation Date than it did on the Strike Date at the Strike Value.

What is the 2-Year British Pound Sterling SONIA ICE Swap Rate?

The ICE Swap Rate is a “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating British pounds sterling interest rate swap transaction with a 2-year maturity.  In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 365 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 365 days), is exchangeable for a floating payment stream based on overnight SONIA (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 365 basis.

SONIA is published by The Bank of England (“BoE”) and is intended to be a broad benchmark for different types of unsecured financial transactions and measure the rate at which interest is paid on sterling short-term wholesale funds in circumstances where credit, liquidity and other risks are minimal. BoE reports that SONIA is based on actual transactions and reflects the average of the interest rates that banks pay to borrow sterling overnight from other financial institutions and other institutional investors.

BoE reports that SONIA is measured on each London business day as the trimmed mean, rounded to four decimal places, of interest rates paid on eligible sterling denominated deposit transactions. The trimmed mean is calculated as the volume-weighted mean rate, based on the central 50% of the volume-weighted distribution of rates. Eligible transactions are reported to BoE’s Sterling Money Market daily data collection and are unsecured transactions with one business day maturity that are executed between 00:00 hours and 18:00 hours UK time and settled that same-day with greater than or equal to £25 million in value.

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate the hypothetical payment at maturity on the notes. Each hypothetical payment set forth below assumes a Strike Value of 1.10 for the Reference Currency, a Strike Value of 5.80% for the ICE Swap Rate and a Contingent Digital Return of 15.25%. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.25%. Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis. The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency depreciates from its Strike Value of 1.10 to a Final Value of 1.048, and the ICE Swap Rate increases from its Strike Value of 5.80% to 6.09%. Because the Reference Currency depreciates from its Strike Value and the ICE Swap Rate increases from its Strike Value, the investor receives a payment at maturity of $1,152.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.25%) = $1,152.50

Example 2: The Reference Currency appreciates from its Strike Value of 1.10 to Final Value of 2.20, and the ICE Swap Rate decreases from its Strike Value of 5.80% to a Final Value of 2.90%. Because the Reference Currency appreciates from its Strike Value and the ICE Swap Rate decreases from its Strike Value, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The Reference Currency depreciates from its Strike Value of 1.10 to a Final Value of 1.00, and the ICE Swap Rate decreases from its Strike Value of 5.80% to a Final Value of 5.20%. Because the ICE Swap Rate decreases from its Strike Value, even though the Reference Currency depreciates from its Strike Value, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 4: The Reference Currency appreciates from its Strike Value of 1.10 to a Final Value of 1.375, and the ICE Swap Rate increases from its Strike Value of 5.80% to a Final Value of 6.96%. Because the Reference Currency appreciates from its Strike Value, even though the ICE Swap Rate increases from its Strike Value, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Final Value of the Reference Currency is less than or equal to the Strike Value of the Reference Currency (i.e., the British pound sterling depreciates or remains flat relative to the U.S. dollar from its Strike Value to its Final Value) and the Final Value of the ICE Swap Rate is greater than or equal to the Strike Value of the ICE Swap Rate, you will receive a fixed return equal to the Contingent Digital Return of at least 15.25% at maturity, which also reflects the maximum return on the notes at maturity. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.25%. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.'s ability to pay its obligations as they become due.
•	THE NOTES ARE NOT TRADITIONAL FIXED INCOME SECURITIES — Traditional fixed income securities linked to an interest rate, commonly referred to as floating rate notes, typically provide for the return of an investor’s principal amount at maturity and the payment of periodic interest that depends on the performance of the interest rate to which the securities are linked. However, the notes offered by this pricing supplement do not pay periodic interest and the amount an investor receives at maturity will depend, in part, on the performance of the ICE Swap Rate. If the ICE Swap Rate decreases from its Strike Value to its Final Value, you will receive only the principal amount of your notes at maturity.
•	RETURN DEPENDENT ON THE BRITISH POUND STERLING RELATIVE TO THE U.S. DOLLAR AND THE 2-YEAR BRITISH POUNDS STERLING SONIA ICE SWAP RATE — The return on the notes is dependent on the performances of the British pound sterling, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and the 2-Year British Pounds Sterling SONIA ICE Swap Rate, which we refer to as the ICE Swap Rate and will vary based on changes in the value of the British pound sterling relative to the U.S. dollar and the ICE Swap Rate as described under “Key Terms” in this pricing supplement.
•	Treatment AS SHORT-TERM OBLIGATIONS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year,” in the accompanying product supplement no. 2-I. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes will be treated as “short-term obligations” for U.S. federal income tax purposes as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year” in the accompanying product supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal

JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the Notes. As a result, certain aspects of the tax treatment of an investment in the Notes are uncertain. If you hold your Notes to maturity, any gain you realize should be treated as ordinary income. As discussed in the accompanying product supplement, it is unclear whether the Notes are subject to the rules of Section 988 of the Code and, if so, the extent to which any gain or loss recognized with respect to accruals of interest on, or upon a disposition of, Notes could be characterized as ordinary foreign currency gain or loss. Any foreign currency losses on the Notes in excess of a certain threshold would be subject to special reporting requirements. You should discuss the possible application of these rules with your tax adviser. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of the Notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the Notes.

The discussion in the preceding paragraph, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of Not More than One Year”) in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the British pound sterling, the U.S. dollar, the exchange rate between the British pound sterling and the U.S. dollar or the ICE Swap Rate or any contracts related to the British pound sterling, the U.S. dollar, the exchange rate between the British pound sterling and the U.S. dollar or the ICE Swap Rate. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and below.

Risks Relating to the Notes Generally

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Reference Currency, the U.S. dollar or any contracts related to the Reference Currency, the U.S. dollar or the exchange rate between the Reference Currency and the U.S. dollar or any contracts related to the ICE Swap Rate. If the Reference Currency increases or the ICE Swap Rate decreases from their respective Strike Values to their respective Final Values, you will receive only the principal amount of your notes at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Reference Currency decreases or remains the same (i.e., the British pound sterling depreciates or remains flat relative to the U.S. dollar from its Strike Value to its Final Value) and the ICE Swap Rate increases or remains the same from its Strike Value to its Final Value, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return, regardless of any depreciation in the Reference Currency relative to the U.S. dollar, which may be significant, or any increase in the ICE Swap Rate, which may be significant.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE — If the Reference Currency increases from its Strike Value (i.e., the British pound sterling appreciates relative to the U.S. dollar from its Strike Value to its Final Value) or the ICE Swap Rate decreases from its Strike Value to its Final Value, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will receive only the principal amount of your notes at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Digital Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Digital Return.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. For example, if on the Observation Date the Reference Rate cannot be determined by reference to the applicable Bloomberg page, the calculation agent will determine the Reference Rate for the Observation Date in its sole discretion, after consulting such sources as it deems comparable to the foregoing page, or any such other source it deems reasonable from which to estimate the relevant rate for British pounds sterling swaps. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

We and our affiliates are under no obligation to consider your interests as a holder of the notes in making any determinations in connection with setting the Strike Values. The value of the notes may be affected by the levels of the Strike Values.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be

JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs, the value of the Reference Currency relative to the Base Currency and the Reference Rate, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rate of the Reference Currency relative to the Base Currency and the volatility of that exchange rate;
•	the actual and expected volatility of the Reference Rate;
•	suspension or disruption of market trading in the Reference Currency or the Base Currency;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Currency and the ICE Swap Rate

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the British pound sterling or contracts related to the British pound sterling for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time and may vary considerably during the term of the notes. The value of the British pound sterling or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United Kingdom and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the United Kingdom and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in the United Kingdom and the United States; and
•	the extent of governmental surplus or deficit in the United Kingdom and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United Kingdom and the United States, and those of other countries important to international trade and finance.

•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the United Kingdom and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. In addition, other governmental actions, such as sanctions, against the government issuing the Reference Currency could adversely affect the value of the Reference Currency relative to the U.S. dollar. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

determining, among other things, the Spot Rate. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the British pound sterling and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of the United Kingdom and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the British pound sterling relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	THE ICE SWAP RATE WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — The ICE Swap Rate will depend on a number of factors, including, but not limited to:
•	underlying interbank money market trades;
•	sentiment regarding underlying strength in the U.K. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.K. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and
•	any statements from public government officials regarding the cessation of the ICE Swap Rate and/or SONIA.

These and other factors may have a negative effect on the performance of the ICE Swap Rate, on the amount payable on the notes at maturity and on the value of the notes in the secondary market.

•	THE ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the ICE Swap Rate.
•	THE ICE SWAP RATE HAS A LIMITED HISTORY AND FUTURE PERFORMANCE CANNOT BE PREDICTED BASED ON HISTORICAL PERFORMANCE — The publication of the British Pounds Sterling SONIA ICE Swap Rate began in November 2021, and, therefore, has a limited history. IBA launched the British Pounds Sterling SONIA ICE Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SONIA and away from LIBOR. However, the composition and characteristics of SONIA differ from those of LIBOR in material respects, and the historical performance of LIBOR and the British Pound Sterling LIBOR ICE Swap Rate will have no bearing on the performance of SONIA or the ICE Swap Rate.

The future performance of the ICE Swap Rate cannot be predicted based on the limited historical performance.  The levels of ICE Swap Rate and SONIA during the term of the notes may bear little or no relation to the historical actual or historical indicative data.  Prior observed patterns, if any, in the behavior of market variables and their relation to ICE Swap Rate and SONIA, such as correlations, may change in the future.

No future performance of the ICE Swap Rate or SONIA may be inferred from any of the historical actual or historical indicative data.  Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of ICE Swap Rate or SONIA.  Changes in the levels of SONIA will affect the ICE Swap Rate and, therefore, the return on the notes and the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the ICE Swap Rate or SONIA will be positive.

•	THE ADMINISTRATOR OF SONIA MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SONIA OR DISCONTINUE SONIA AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — BoE took control of SONIA in April 2016 and has since made significant changes to it. BoE (or a successor), as administrator of SONIA, may make methodological or other changes that could change the value of SONIA, including changes related to the method by which SONIA is calculated, eligibility criteria applicable to the transactions used to

JPMorgan Structured Investments —	PS-8
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

calculate SONIA, or timing related to the publication of SONIA. If the manner in which SONIA is calculated is changed, that change may result in a reduction in the ICE Swap Rate and may adversely affect any payment on the notes, which may adversely affect the trading prices of the notes. The administrator of SONIA may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SONIA in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SONIA. In that case, the method by which the ICE Swap Rate is calculated will change, which could reduce the ICE Swap Rate and may result in a reduction of the amount payable on the notes, which may adversely affect the trading prices of the notes.

•	THE REFERENCE RATE MAY BE DETERMINED BY THE CALCULATION AGENT IN ITS SOLE DISCRETION OR, IF IT IS DISCONTINUED OR CEASED TO BE PUBLISHED PERMANENTLY OR INDEFINITELY, REPLACED BY A SUCCESSOR OR SUBSTITUTE RATE — If no relevant rate appears on the Bloomberg Screen BPISDS02 Page on a relevant day at approximately 11:00 a.m., London time, then the calculation agent, after consulting such sources as it deems comparable to the foregoing display page, or any such source it deems reasonable from which to estimate the relevant rate for British pounds sterling swaps referencing SONIA, will determine the Reference Rate for that relevant day in its sole discretion. Notwithstanding the foregoing, if the calculation agent determines in its sole discretion on or prior to the relevant day that the relevant rate for British pounds sterling swaps referencing SONIA has been discontinued or that rate has ceased to be published permanently or indefinitely, then the calculation agent will use as the Reference Rate for that day a substitute or successor rate that it has determined in its sole discretion, after consulting an investment bank of national standing in the United States or the United Kingdom (which may be an affiliate of ours) or any other source it deems reasonable, to be a commercially reasonable replacement rate. If the calculation agent has determined a substitute or successor rate in accordance with the foregoing, the calculation agent may determine in its sole discretion, after consulting an investment bank of national standing in the United States or the United Kingdom (which may be an affiliate of ours) or any other source it deems reasonable, the definitions of business day and Observation Date and any other relevant methodology for calculating that substitute or successor rate, including any adjustment factor, spread and/or formula it determines is needed to make that substitute or successor rate comparable to the relevant rate for British pounds sterling swaps referencing SONIA, in a manner that is consistent with industry-accepted practices for that substitute or successor rate.

Any of the foregoing determinations or actions by the calculation agent could result in adverse consequences to Reference Rate during the term of the notes, which could adversely affect the return on, value of and market for the notes.

JPMorgan Structured Investments —	PS-9
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the British pound sterling relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of U.S. dollars that can be exchanged for one British pound sterling, which we refer to in this pricing supplement as the exchange rate) as shown on the Bloomberg Professional® service (“Bloomberg”), from January 5, 2018 through June 30, 2023. The Spot Rate on June 30, 2023 was 1.27035, calculated in the manner set forth under “Key Terms — Spot Rate” in this pricing supplement.

The exchange rates displayed in the graphs below are for illustrative purposes only. The Spot Rate increases when the British pound sterling appreciates in value against the U.S. dollar.

The historical exchange rates used to plot the graph below were determined using the exchange rates reported by Bloomberg, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Refinitiv page. The historical Spot Rate above and the exchange rates displayed in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date.

The next graph sets forth the historical weekly performance of the Reference Rate from November 5, 2021 (the first Friday on which the Reference Rate was published by Bloomberg through June 30, 2023. The Reference Rate on June 30, 2023 was 5.971%. We obtained the levels of the Reference Rate above and below from Bloomberg, without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on the Observation Date. You should note that publication of the British Pounds Sterling SONIA ICE Swap Rate began in October 2020, and it therefore has a limited history.

JPMorgan Structured Investments —	PS-10
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate

There can be no assurance that the performance of the British pound sterling relative to the U.S. dollar and the ICE Swap Rate will result in a payment at maturity in excess of your principal amount, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-11
Digital Notes Linked to the Performance of the British Pound Sterling Relative to the U.S. Dollar and the 2-Year British Pounds Sterling SONIA ICE Swap Rate